Report of Independent Registered Public Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of
the Investment Company Act of 1940, that BNY Mellon Funds Trust
(comprised of BNY Mellon New York Intermediate Tax-Exempt Fund,
BNY Mellon International Appreciation Fund and BNY Mellon Intermediate
U.S. Government Fund) (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 as of October 31, 2008.  Management is responsible for the Funds' compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests performed as of October 31, 2008 and with respect to agreement of security purchases and sales, for the period from December 31, 2007 (the date of the Funds last examination), through October 31, 2008 without prior notice to management. The last examination was performed by other independent registered public accountants whose report thereon, dated August 22, 2008, expressed an unqualified opinion on that examination. The Funds received all assets in a tax-free reorganization from BNY Hamilton Funds Inc. (comprised of BNY Hamilton Intermediate New York Tax-Exempt Fund,
BNY Hamilton International Equity Fund and BNY Hamilton Intermediate Government Fund).
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of October 31, 2008 and verified reconciling items;
5.         Confirmation of pending purchases for the Fund as of
October 31, 2008 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Fund as of October
31, 2008 to documentation of corresponding subsequent cash receipts;
7.	Agreement of Trust's trade tickets for two purchases and two sales or maturities for the period December 31, 2007 (the date of the Funds' last examination) through October 31, 2008, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Asset Servicing Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70
Report") for the period October 1, 2007 through September 30, 2008 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control
policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through October 31, 2008. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that BNY Mellon Funds Trust complied with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940 as of October 31, 2008, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.





KPMG LLP
New York, New York
January 27, 2009

January 27, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of BNY Mellon New York Intermediate Tax-Exempt Fund,
BNY Mellon International Appreciation Fund and BNY Mellon Intermediate U.S. Government Fund, each a series of BNY Mellon Funds Trust (the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2008 and from December 31, 2007 through October 31, 2008.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2008 and from December 31, 2007 through
October 31, 2008 with respect to securities reflected in the investment account of the Funds.
BNY Mellon Funds Trust

James Windels
Treasurer